EXHIBIT 10.10

July 26, 2007

Mike Nelson

500 W.Madison

Chicago, IL

Dear Mike:

As a member of the Orbitz Worldwide, Inc. (“Orbitz”) Senior Leadership Team and a key part of the successful initial public offering of Orbitz (collectively, with its subsidiaries, “the Company”), I am pleased to provide you with this letter agreement (“agreement”) that that outlines certain terms and conditions of your employment with the Company.

In order to be eligible to receive benefits provided to you herein, you must sign and return an original of this agreement to my attention by no later than August 13, 2007.    Please note that this letter does not take effect until executed by both parties.

This agreement supersedes November 25th, 2006 letter agreement, the February 14, 2006 addendum to offer of employment letter and any and all prior agreements, written or oral, between you and the Company relating to the subject matter herein, all of which are null and void upon your execution of this agreement.  This agreement contains the entire agreement between you and the Company concerning the subjects contained in this agreement, with the exception of any documents concerning equity, confidentiality, non-competition, non-solicitation and other post-employment restrictive covenants.  By signing below, you agree to comply with the attached addendum to this agreement concerning non-competition, non-solicitation, confidentiality and other obligations, including those following your employment with the Company.

Your annual salary will be $325,000.00, with a bi-weekly pay rate of $12,500.  You are eligible to participate in the Orbitz Global Bonus Plan (“the Plan”) provided that you meet our performance measures or such other criteria as the Company determines in its sole discretion and subject to the terms of the Plan.  The Plan currently provides for a target payment of 75% of your eligible earnings (“target bonus”) based on achievement of company financial objectives, business unit performance and individual performance.  Bonus payment is subject to the approval of the Orbitz Board of Directors and/or Compensation Committee.

In the event both that (1) your employment is terminated by the Company (other than for Cause, as defined below) at any time following the effective date of this letter or you resign due to a Constructive Termination (as defined below) within one (1) year following a Change in Control (as defined below) and (2) you execute (and do not revoke) a separation and general release agreement (waiving all legal claims against the

Company) and a restrictive covenant agreement under which you will agree not to compete against the Company, and not to solicit the Company’s employees and customers, in each case for a period of twelve (12) months following your termination of employment, each in such standard form as provided by the Company, you will be eligible to receive the following benefits (in lieu of any severance or separation benefits under any and all other severance plans, policies and agreements of the Company):

•                  a lump sum severance payment equal to one year of your then current annual rate of base salary;

•                  a lump sum severance payment equal to your then current annual target bonus;

•                  a lump sum severance payment equal to your target bonus for the year in which your employment terminates, pro-rated based upon the number of days you were employed with the Company during the year of termination and for which you have not otherwise received or been eligible for a bonus, and in lieu of any other bonus for the year of termination, except as set forth in this agreement;

•                  continuation of your health plan coverage through the end of the month in which your last date of employment occurs.  Thereafter, you will be eligible to continue health plan coverage pursuant to the terms of the Consolidated Omnibus Budget Reconciliation Act (“COBRA”).  If you elect to continue health plan coverage pursuant to COBRA, the Company will subsidize your COBRA payments for the first twelve (12) months so that you will pay the same monthly premiums as active employees for the same coverage; provided, however, that if you are eligible for another group health plan coverage prior to the end of this period, the Company shall not be responsible for any further payments; provided, further, however, that the Company may, in its sole discretion, provide you with a lump sum payment in lieu of providing a COBRA subsidy.  Thereafter, you will be responsible for the full payment of any COBRA premiums through the remainder of your eligibility;

•                  outplacement benefits pursuant to Company policy; and

All amounts discussed herein are subject to applicable withholding taxes.  If the Company determines at the time of the your termination of employment that it is necessary or appropriate for any of the payments specified above to be delayed in order to avoid additional tax, interest and/or penalties under Section 409A of the Internal Revenue Code (“Section 409A”), then the payments, as applicable, shall be made on the earliest practicable date or dates permitted under Section 409A without the imposition of any additional tax, interest and/or penalties.

Per Company policy, this letter is not intended as, nor should it be considered, an employment contract for a definite or indefinite period of time. As you know, employment with the Company is at will, and either you or the Company may terminate employment at any time, with or without cause.

Your signature below will indicate your understanding and acceptance of these terms.

Sincerely,

/s/ Katherine Andreasen

Katherine Andreasen
SVP, Human Resources
Orbitz Worldwide, Inc.

Understood and Agreed:

/s/ Mike Nelson	8/7/07
Mike Nelson	Date

ADDENDUM TO LETTER AGREEMENT:

1.             Definitions

(a)   For purposes of the agreement, “Cause” shall mean (A) your failure substantially to perform your duties to the Company (other than as a result of total or partial incapacity due to disability) for a period of 10 days following receipt of written notice from any Company by you of such failure; provided that it is understood that this clause (A) shall not apply if a Company terminates your employment because of dissatisfaction with actions taken by you in the good faith performance of your duties to the Company; (B) theft or embezzlement of property of the Company or dishonesty in the performance of your duties to the Company; (C) an act or acts on your part constituting (x) a felony under the laws of the United States or any state thereof or (y) a crime involving moral turpitude; (D) your willful malfeasance or willful misconduct in connection with your duties or any act or omission that is materially injurious to the financial condition or business reputation of the Company or its affiliates; or (E) your breach of the provisions of any agreed-upon non-compete, non-solicitation or confidentiality agreements agreed to with the Company.

(b)   For purposes of this agreement, “Change in Control” shall be as defined in the Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan.

(c)   For purposes of the agreement, “Constructive Termination” shall be deemed to have occurred upon (A) any material reduction in your base salary or target bonus (excluding any change in value of equity incentives or a reduction affecting substantially all similarly situated executives); (B) the failure of the Company to pay compensation or benefits when due; (C) the primary business office for you being relocated by more than 50 miles; or (D) a material and sustained diminution to your duties and responsibilities as of the date of the IPO; provided that any of the events described in clauses (A)-(D) of this definition shall constitute a Constructive Termination only if the Company fails to cure such event within 30 days after receipt by the Company’s Board of Directors from you of written notice of the event which constitutes a Constructive Termination; provided, further, that a “Constructive Termination” shall cease to exist for an event on the 60th day following the later of its occurrence or your knowledge of such occurrence, unless you have given the Company written notice of such occurrence prior to the 60th day.

2.             Restrictive Covenants

(a)   Non-Competition

(i)  From the date hereof while employed by the Company and for a twelve (12) month period following the date you cease to be employed by the Company (the “Restricted Period”), irrespective of the cause, manner or time of any termination, you shall not use your status with any Company to obtain loans, goods or services from another organization on terms that would not be available to you in the absence of your relationship to the Company.

(ii)  During the Restricted Period, you shall not make any statements or perform any acts intended to or which may have the effect of advancing the interest of any Competitors of the Company or in any way injuring the interests of the Company and the Company shall not make or authorize any person to make any statement that would in any way injure the personal or business reputation or interests of you; provided however, that, nothing herein shall preclude the Company or you from giving truthful testimony under oath in response to a subpoena or other lawful process or truthful answers in response to questions from a government investigation; provided, further, however, that nothing herein shall prohibit the Company from disclosing the fact of any termination of your employment or the circumstances for such a termination.  For purposes of this agreement, the term “Competitor” means any enterprise or business that is engaged in, or has plans to engage in, at any time during the Restricted Period, any activity that competes with the businesses conducted during or at the termination of your employment, or then proposed to be conducted, by the Company in a manner that is or would be material in relation to the businesses of the Company or the prospects for the businesses of the Company (in each case, within 100 miles of any geographical area where the Company manufactures, produces, sells, leases, rents, licenses or otherwise provides its products or services).  During the Restricted Period, you, without prior express written approval by the Orbitz Board of Directors, shall not (A) engage in, or directly or indirectly (whether for compensation or otherwise) manage, operate, or control, or join or participate in the management, operation or control of a Competitor, in any capacity (whether as an employee, officer, director, partner, consultant, agent, advisor, or otherwise) or (B) develop, expand or promote, or assist in the development, expansion or promotion of, any division of an enterprise or the business intended to become a Competitor at any time after the end of the Restricted Period or (C) own or hold a Proprietary Interest in, or directly furnish any capital to, any Competitor of the Company.  You acknowledge that the Company’s businesses are conducted nationally and internationally and agree that the provisions in the foregoing sentence shall operate throughout the United States and the world (subject to the definition of “Competitor”).

(iii)  During the Restricted Period, you, without express prior written approval from the Orbitz Board of Directors, shall not solicit any members or the then current clients of the Company for any existing business of the Company or discuss with any employee of the Company information or operations of any business intended to compete with the Company.

(iv)  During the Restricted Period, you shall not interfere with the employees or affairs of the Company or solicit or induce any person who is an employee of the Company to terminate any relationship such person may have with the Company, nor shall you during such period directly or indirectly engage, employ or compensate, or cause or permit any Person with which you may be affiliated, to engage, employ or compensate, any employee of the Company.

(v)  For the purposes of this Agreement, “Proprietary Interest” means any legal, equitable or other ownership, whether through stock holding or otherwise, of an interest in a business, firm or entity; provided, that ownership of less than 5% of any class of equity interest in a publicly held company shall not be deemed a Proprietary Interest.

(vi)  The period of time during which the provisions of this section shall be in effect shall be extended by the length of time during which you are in breach of the terms hereof as determined by any court of competent jurisdiction on the Company’s application for injunctive relief.

(vii)  You agree that the restrictions contained in this section are an essential element of the compensation you are granted hereunder and but for your agreement to comply with such restrictions, the Company would not have entered into this agreement.

(viii)  It is expressly understood and agreed that although you and the Company consider the restrictions contained in this section to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this agreement is an unenforceable restriction against you, the provisions of this agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable.  Alternatively, if any court of competent jurisdiction finds that any restriction contained in this agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

(b)   Confidentiality

(i)  You will not at any time (whether during or after your employment with the Company) (x) retain or use for the benefit, purposes or account of you or any other Person; or (y) disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside the Company (other than its professional advisers who are bound by confidentiality obligations), any non-public, proprietary or confidential information (including without limitation trade secrets, know-how, research and development, software, databases, inventions, processes, formulae, technology, designs and other intellectual property, information concerning finances, investments, profits, pricing, costs, products, services, vendors, customers, clients, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approvals) concerning the past, current or future business, activities and operations of the Company and/or any third party that has disclosed or provided any of same to the Company on a confidential basis (“Confidential Information”) without the prior written authorization of the Orbitz Board of Directors.

(ii)  “Confidential Information” shall not include any information that is (i) generally known to the industry or the public other than as a result of your breach of this covenant or any breach of other confidentiality obligations by third parties; (ii) made legitimately available to you by a third party without breach of any confidentiality obligation; or (iii) required by law to be disclosed; provided that you shall give prompt written notice to the Company of such requirement, disclose no more information than is so required, and cooperate, at the Company’s cost, with any attempts by the Company to obtain a protective order or similar treatment.

(iii)  Except as required by law, you will not disclose to anyone, other than your immediate family and legal or financial advisors, the existence or contents of this agreement (unless this agreement shall be publicly available as a result of a regulatory filing made by the Company); provided that you may disclose to any prospective future employer the provisions of this section of the agreement provided they agree to maintain the confidentiality of such terms.

(iv)  Upon termination of your employment with the Company for any reason, you shall (x) cease and not thereafter commence use of any Confidential Information or intellectual property (including without limitation, any patent, invention, copyright, trade secret, trademark, trade name, logo, domain name or other source indicator) owned or used by the Company; (y) immediately destroy, delete, or return to the Company, at the Company’s option, all originals and copies in any form or medium (including memoranda, books, papers, plans, computer files, letters and other data) in your possession or control (including any of the foregoing stored or located in your office, home, laptop or other computer, whether or not Company property) that contain Confidential Information or otherwise relate to the business of the Company, except that you may retain only those portions of any personal notes, notebooks and diaries that do not contain any Confidential Information; and (z) notify and fully cooperate with the Company regarding the delivery or destruction of any other Confidential Information of which you are or becomes aware.

(c)   Intellectual Property

(i)  If you have created, invented, designed, developed, contributed to or improved any works of authorship, inventions, intellectual property, materials, documents or other work product (including without limitation, research, reports, software, databases, systems, applications, presentations, textual works, content, or audiovisual materials) (“Works”), either alone or with third parties, prior to your employment by the Company, that are relevant to or implicated by such employment (“Prior Works”), you hereby grant the Company a perpetual, non-exclusive, royalty-free, worldwide, assignable, sublicensable license under all rights and intellectual property rights (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) therein for all purposes in connection with the Company’s current and future business.

(ii)  If you create, invent, design, develop, contribute to or improve any Works, either alone or with third parties, at any time during your employment by the Company and within the scope of such employment and/or with the use of any the Company resources (“Company Works”), you shall promptly and fully disclose same to the Company and hereby irrevocably assign, transfer and convey, to the maximum extent permitted by applicable law, all rights and intellectual property rights therein (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) to the Company to the extent ownership of any such rights does not vest originally in the Company.

(iii)  You agree to keep and maintain adequate and current written records (in the form of notes, sketches, drawings, and any other form or media requested by the Company) of all Company Works.  The records will be available to and remain the sole property and intellectual property of the Company at all times.

(iv)  You shall take all requested actions and execute all requested documents (including any licenses or assignments required by a government contract) at the Company’s expense (but without further remuneration) to assist the Company in validating, maintaining, protecting, enforcing, perfecting, recording, patenting or registering any of the Company’s rights in the Prior Works and Company Works.  If the Company is unable for any other reason to secure your signature on any document for this purpose, then you hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as your agent and attorney in fact, to act for and in your behalf and stead to execute any documents and to do all other lawfully permitted acts in connection with the foregoing.

(v)  You shall not improperly use for the benefit of, bring to any premises of, divulge, disclose, communicate, reveal, transfer or provide access to, or share with the Company any confidential, proprietary or non-public information or intellectual property relating to a former employer or other third party without the prior written permission of such third party.  You hereby indemnify, hold harmless and agree to defend the Company and its officers, directors, partners, employees, agents and representatives from any breach of the foregoing covenant.  You shall comply with all relevant policies and guidelines of the Company, including regarding the protection of confidential information and intellectual property and potential conflicts of interest. You acknowledge that the Company may amend any such policies and guidelines from time to time, and that you remain at all times bound by their most current version.

(d)   Specific Performance

You acknowledge and agree that the Company’s remedies at law for a breach or threatened breach of any of the provisions of this section would be inadequate and the Company would suffer irreparable damages as a result of such breach or threatened breach.  In recognition of this fact, you agree that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to cease making any payments or providing any benefit otherwise required by this agreement and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.  Without limiting the generality of the foregoing, neither party shall oppose any motion the other party may make for any expedited discovery or hearing in connection with any alleged breach of this section 2.

(e)   Cooperation with Litigation

You agree to cooperate with and make yourself readily available to Orbitz and its General Counsel, as the Company may reasonably request, to assist it in any matter regarding Orbitz and/or its affiliates, subsidiaries, and their predecessors, including giving truthful testimony in any litigation or potential litigation involving Orbitz and/or its affiliates, subsidiaries, and their predecessors, over which you have knowledge or information.  The Company will reimburse you for any and all reasonable expenses reasonably incurred in connection with such cooperation by you.

(f)   Survival

The provisions of this section 2 shall survive the termination of your employment for any reason.

3.             Miscellaneous

(a)   Governing Law  This agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to conflicts of laws principles thereof.

(b)   Amendments  This agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.

(c)   No Waiver  The failure of a party to insist upon strict adherence to any term of this agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this agreement.

(d)   Severability  In the event that any one or more of the provisions of this agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this agreement shall not be affected thereby.

(e)   Assignment  This agreement, and all of your rights and duties hereunder, shall not be assignable or delegable by you.  Any purported assignment or delegation by you in violation of the foregoing shall be null and void ab initio and of no force and effect.  This agreement may be assigned by the Company to a person or entity which is an affiliate or a successor in interest to substantially all of the business operations of the Company.  Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such affiliate or successor person or entity.

(f)   Set Off; No Mitigation The Company’s obligation to pay you the amounts provided and to make the arrangements provided hereunder shall be subject to set-off, counterclaim or recoupment of amounts owed by you to the Company.  You shall not be required to mitigate the amount of any payment provided for pursuant to this agreement by seeking other employment, taking into account the post-employment restrictive covenants set forth above.